SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2008

List of Exhibits:

1.	News Release entitled, “CNH Global Board Recommends Doubling Annual Cash Dividend”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

February 22, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Thomas Witom    News and Information    (630) 887-2345

Albert Trefts, Jr.    Investor Relations        (630) 887-2385

CNH Global Board Recommends Doubling Annual Cash Dividend

BURR RIDGE, Illinois—(February 22, 2008)—The Board of Directors of CNH Global N.V. (NYSE:CNH) has recommended a doubling of its annual cash dividend to $0.50 per common share for the year 2007 from the $0.25 per share paid annually for the past five years. Payment of the dividend is subject to approval at the Annual General Meeting of shareholders, which will be held on March 20, 2008 at the company’s registered offices in Amsterdam, The Netherlands.

“2007 was a record year for CNH and our excellent sales growth, profitability improvements and solid cash flow generation in 2007 have put CNH in a strong position, setting the stage for accomplishing our 2010 objectives,” said Sergio Marchionne, CNH’s Chairman of the Board. “Our increase in the dividend is a signal of our faith in the future and to reward the commitment of our employees, dealers, customers and other shareholders whose hard work has brought us to this next level of achievement.”

If approved, the dividend will be payable on April 15, 2008 to shareholders of record at the close of business on April 4, 2008.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.